FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated January 08, 2004, relating to: Lafarge to invest USD40 million to double the capacity of its Chongqing cement plant in China by 2005.

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, 8 January 2004

Lafarge to invest USD40 million to double the capacity of its Chongqing cement plant in China by 2005

Lafarge has today announced its decision to build a second production line at its cement plant in Chongqing, an autonomous city in South-Western China with a population of 30 million, to meet the very strong growth in the local cement market.

This USD40 million investment will increase the plant’s existing cement capacity of 800,000 tonnes p.a. by one million tonnes.

The experience gained by Lafarge in China since 1994 has paved the way for this type of extension, which is to be carried out entirely with Chinese partners and equipment.

The production is scheduled to start on the second half of 2005.

Lafarge acquired a 71% stake in Chongqing for USD30 million in June 2003.

“This investment is a perfect illustration of the expansion strategy we are pursuing in China. Since we have been there for almost 10 years, our teams have now acquired significant experience and expertise, enabling us to expand rapidly, while controlling costs. This guarantees our ability to meet our investment return criteria in what is a very competitive market” commented Bernard Kasriel, the Group’s Chief Executive Officer.

With 2,700 employees in China, the group now operates in all its business segments and has 13 industrial facilities, including four cement plants with capacity totalling 3.8 million tonnes prior to the Chongqing extension.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.6 billion in 2002. Additional information is available on the web site at www.lafarge.com.

PRESS CONTACTS:		INVESTOR RELATIONS:

Véronique Doux:	33-1 44-34-19-47	James Palmer:	33-1 44-34-11-26
veronique.doux@lafarge.com		james.palmer@lafarge.com

Brunswick		Danièle Daouphars:	33-1 44-34-11-51
Stéphanie Tessier	33-1 53-96-83-79	daniele.daouphars@lafarge.com
stessier@brunswickgroup.com

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Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 08, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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